Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024

Condensed Consolidated Interim Statements of Financial Position
At June 30, 2025 and December 31, 2024
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$406,667	$239,329
Marketable securities	4	23,823	6,142
Trade and other receivables	5	83,207	70,035
Inventories	6	439,392	417,541
Prepaid expenses		48,784	44,529
Other current assets		13,931	6,529
		1,015,804	784,105
Non-current assets
Restricted cash		20,880	12,201
Inventories	6	361,521	277,102
Mineral properties, plant and equipment	7	8,419,242	5,564,713
Deferred income tax assets		13,595	2,339
Other non-current assets	6	189,763	73,135
Total assets		$10,020,805	$6,713,595

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$444,358	$268,444
Current portion of loans and borrowings	8	220,312	135,592
Current portion of deferred revenue	9	199,921	116,334
Current portion of derivative liabilities	10(b)	117,232	116,563
Other current liabilities	11	103,549	52,158
		1,085,372	689,091
Non-current liabilities
Loans and borrowings	8	1,560,013	1,212,239
Deferred revenue	9	202,886	266,718
Derivative liabilities	10(b)	49,203	46,372
Reclamation and closure cost provisions	12	241,632	130,174
Deferred income tax liabilities		1,303,355	799,972
Other non-current liabilities	13	286,603	171,477
Total liabilities		4,729,064	3,316,043
Shareholders’ equity
Common shares	14	4,692,030	2,798,820
Reserves		116,736	74,100
Accumulated other comprehensive loss		(63,918)	(89,027)
Retained earnings		546,893	613,659
Total equity		5,291,741	3,397,552
Total liabilities and equity		$10,020,805	$6,713,595
Commitments and contingencies (notes 7(d),10(b)(ii), 22 and 23)
Subsequent events (note 8(a), 24)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)
For the three and six months ended June 30, 2025 and 2024
(Expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024(1)	2025	2024(1)
Revenue		$478,640	$269,434	$902,364	$510,752
Cost of sales
Operating expense	15	(229,665)	(204,047)	(522,242)	(387,815)
Depreciation and depletion		(89,202)	(44,181)	(186,634)	(90,369)
		(318,867)	(248,228)	(708,876)	(478,184)
Income from mine operations		159,773	21,206	193,488	32,568

Care and maintenance expense		(35,256)	—	(45,201)	—
Exploration and evaluation expense		(3,824)	(2,650)	(5,640)	(5,124)
General and administration expense	16	(25,590)	(12,656)	(43,288)	(26,797)
Income from operations		95,103	5,900	99,359	647

Finance expense		(45,308)	(20,658)	(93,641)	(38,101)
Finance income		2,475	2,371	4,570	4,343
Other (expense) income	17	(2,957)	563,709	(25,828)	550,226
Income (loss) before income taxes		49,313	551,322	(15,540)	517,115

Income tax expense		(25,468)	(197,853)	(36,094)	(206,401)
Net income (loss)		$23,845	$353,469	$(51,634)	$310,714

Net income (loss) per share
Basic	18	$0.05	$0.90	$(0.11)	$0.87
Diluted	18	$0.05	$0.76	$(0.11)	$0.73
Weighted average shares outstanding
Basic	18	499,444,857	392,453,328	477,708,754	358,221,171
Diluted	18	506,070,404	471,534,808	477,708,754	435,655,670
(1)    See note 2(e)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2025 and 2024
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024(1)	2025	2024(1)
Net income (loss)		$23,845	$353,469	$(51,634)	$310,714
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation loss		—	(9,393)	—	(33,872)
Reclassification of cumulative foreign currency translation loss relating to previously held 60% interest in the Greenstone Mine		—	31,904	—	31,904
Items that will not be reclassified subsequently to net income or loss:
Net increase (decrease) in fair value of marketable securities and other investments in equity instruments		12,777	(16,116)	9,977	(37,668)
		12,777	6,395	9,977	(39,636)
Total comprehensive income (loss)		$36,622	$359,864	$(41,657)	$271,078
(1)    See note 2(e)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2025 and 2024
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024(1)	2025	2024(1)
Cash provided by (used in):
Operating activities
Net income (loss) for the period		$23,845	$353,469	$(51,634)	$310,714
Adjustments for:
Depreciation and depletion		95,634	44,375	193,195	90,799
Finance expense		45,308	20,658	93,641	38,101
Amortization of deferred revenue	9	(30,124)	(2,835)	(43,249)	(5,670)
Change in fair value of derivatives		(11,539)	37,247	(1,333)	51,832
Settlements of derivatives	10(a)(i),(b)(i)	(22,933)	(9,074)	(30,293)	4,259
Unrealized foreign exchange loss (gain)		13,731	(9,651)	20,812	(9,358)
Gain on remeasurement of previously held interest in the Greenstone Mine		—	(579,817)	—	(579,817)
Income tax expense		25,468	197,853	36,094	206,401
Income taxes paid		(8,894)	(4,682)	(27,323)	(11,932)
Other		(4,546)	(7,818)	9,345	(7,882)
Operating cash flow before changes in non-cash working capital		125,950	39,725	199,255	87,447
Changes in non-cash working capital	20	6,939	(72,763)	(11,881)	(102,580)
		132,889	(33,038)	187,374	(15,133)
Investing activities
Expenditures on mineral properties, plant and equipment		(95,990)	(88,443)	(189,790)	(193,212)
Net cash acquired on acquisition of Calibre Mining Corp.	3	193,107	—	193,107	—
Investment in Calibre Mining Corp.	3	—	—	(40,000)	—
Acquisition of Greenstone Mine		—	(704,110)	—	(704,110)
Proceeds from disposition of marketable securities		—	47,992	3,023	47,992
Other		(169)	(829)	(2,872)	(4,824)
		96,948	(745,390)	(36,532)	(854,154)
Financing activities
Draw downs on credit facility	8	45,000	560,000	85,000	560,000
Proceeds from other financing arrangements		7,598	24,552	16,377	24,552
Repayments of other financing arrangements		(4,629)	(1,154)	(8,737)	(1,870)
Interest paid		(33,238)	(29,669)	(61,670)	(45,818)
Lease payments		(8,474)	(7,999)	(15,209)	(16,807)
Net proceeds from issuance of shares		—	286,359	—	335,562
Transaction costs and other		(3,610)	(9,482)	(2,681)	(8,105)
		2,647	822,607	13,080	847,514
Effect of foreign exchange on cash and cash equivalents		1,296	(1,966)	3,416	(2,743)
Increase (decrease) in cash and cash equivalents		233,780	42,213	167,338	(24,516)
Cash and cash equivalents – beginning of period		172,887	125,266	239,329	191,995
Cash and cash equivalents – end of period		$406,667	$167,479	$406,667	$167,479
(1)    See note 2(e)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2025 and 2024
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive loss	Retained earnings	Total
Balance – December 31, 2024		455,232,521	$2,798,820	$74,100	$(89,027)	$613,659	$3,397,552
Shares and options issued in connection with acquisition of Calibre Mining Corp.	3	302,842,820	1,888,026	39,663	—	—	1,927,689
Shares issued on exercise of stock options and settlement of restricted share units	14(a)	937,833	5,537	(4,608)	—	—	929
Share-based compensation		—	—	7,581	—	—	7,581
Share issue costs		—	(353)	—	—	—	(353)
Disposition of marketable securities		—	—	—	15,132	(15,132)	—
Net income (loss) and total comprehensive income (loss)		—	—	—	9,977	(51,634)	(41,657)
Balance – June 30, 2025		759,013,174	$4,692,030	$116,736	$(63,918)	$546,893	$5,291,741

Balance – December 31, 2023		318,013,861	$2,085,565	$79,077	$(70,730)	$348,549	$2,442,461
Shares issued in connection with acquisition of Greenstone Mine		42,000,000	217,640	—	—	—	217,640
Shares issued in public offerings		67,311,076	349,228	—	—	—	349,228
Shares issued on exercise of stock options and settlement of restricted share units	14(a)	1,178,786	7,545	(5,187)	—	—	2,358
Share-based compensation		—	—	5,690	—	—	5,690
Share issue costs		—	(13,666)	—	—	—	(13,666)
Disposition of marketable securities		—	—	—	73,775	(73,775)	—
Modification of convertible notes		—	—	3,824	—	—	3,824
Net income (loss) and total comprehensive income (loss)		—	—	—	(39,636)	310,714	271,078
Balance – June 30, 2024		428,503,723	$2,646,312	$83,404	$(36,591)	$585,488	$3,278,613

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
On June 17, 2025, the Company completed the acquisition of Calibre Mining Corp. (“Calibre”), a gold mining, development and exploration company (the “Calibre Acquisition”) (note 3). The results of operations of Calibre are included in these consolidated financial statements from June 17, 2025.
On May 13, 2024, the Company completed the acquisition of the remaining 40% interest in the Greenstone Mine (“Greenstone”) (the “Greenstone Acquisition”), resulting in Equinox Gold owning 100% of Greenstone.
All of the Company’s principal properties are located in the Americas. At June 30, 2025, all of the Company’s principal properties and material subsidiaries are wholly owned. Details of the Company’s principal properties and material subsidiaries are as follows:

	Ownership interest in subsidiary	Location	Principal property	Principal activity
Subsidiary
Premier Gold Mines Hardrock Inc. and PAG Holding Corp.	100%	Canada	Greenstone	Production
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
GRP Pan, LLC	100%	USA	Pan Mine (“Pan”)	Production
Desarrollo Minero de Nicaragua S.A and Triton Minera S.A.	100%	Nicaragua	La Libertad Mine Complex (“La Libertad”) and El Limon Mine Complex (“El Limon”) (together referred to as “Nicaragua”)	Production
Mineração Aurizona S.A.	100%	Brazil	Aurizona Mine (“Aurizona”)	Production
Santa Luz Desenvolvimento Mineral Ltda	100%	Brazil	Fazenda Mine (“Fazenda”) and Santa Luz Mine (“Santa Luz”) (together referred to as the “Bahia Complex”)	Production
Mineração Riacho Dos Machados Ltda	100%	Brazil	RDM Mine (“RDM”)	Production
Marathon Gold Corporation (“Marathon”)	100%	Canada	Valentine Gold Mine (“Valentine”)	Development
Castle Mountain Ventures	100%	USA	Castle Mountain Mine (“Castle Mountain”)	Development
Desarollos Mineros San Luis S.A. de C.V.	100%	Mexico	Los Filos Mine Complex (“Los Filos”)	Development
In March 2025, Fazenda and Santa Luz were combined into one operating segment referred to as the Bahia Complex (note 19).
On April 1, 2025, the Company suspended operations at Los Filos (note 7(c)) and classified the mine as a development project.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board. These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 13, 2025.
(b)Presentation currency
Except as otherwise noted, these unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(c)Functional currency
The functional currency of the Company and its subsidiaries, including subsidiaries acquired as part of the Calibre Acquisition (note 3), is the US dollar.
(d)Material accounting policies
Except as described in note 8(d), the material accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.
(e)Retrospective adjustment relating to the accounting for the Greenstone Acquisition
At December 31, 2024, the Company finalized the fair value measurements of its previously held 60% interest in Greenstone which is part of the total consideration transferred, and the assets acquired and liabilities assumed in connection with the Greenstone Acquisition. Upon finalization of the acquisition-date fair values, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date. As a result, the Company recognized an increase of $109.5 million before tax in the gain on remeasurement of its previously held 60% interest in Greenstone ($75.1 million, net of deferred income tax expense of $34.4 million) and additional cost of sales of $5.4 million in net income for the three and six months ended June 30, 2024. The Company also recognized a $6.6 million decrease in the amount of cumulative foreign currency translation loss reclassified from other comprehensive loss to retained earnings relating to its previously held 60% interest in Greenstone.
3.    CALIBRE ACQUISITION
On June 17, 2025, the Company completed the Calibre Acquisition (the “Acquisition”), whereby the Company acquired 100% of the issued and outstanding common shares of Calibre based on an exchange ratio of 0.35 Equinox Gold common shares for each Calibre common share (the “Exchange Ratio”) pursuant to a plan of arrangement. The principal property acquired by the Company in the Calibre Acquisition was the Valentine Gold Mine development project in Canada. In addition, the Company acquired the La Libertad Mine Complex and El Limon Mine Complex in Nicaragua, and the Pan Mine in the United States.
At the acquisition date, all outstanding stock options of Calibre were replaced with Equinox Gold stock options. The outstanding warrants and convertible notes of Calibre issued in March 2025 (the “2025 Convertible Notes”) became exercisable for Equinox Gold common shares, with the number of issuable shares and the exercise or conversion price adjusted in accordance with the Exchange Ratio.
In advance of closing of the Acquisition, the Company participated in Calibre’s private placement convertible note financing and, on March 4, 2025, purchased a convertible note with a principal amount of $40.0 million. In connection with the private placement, the Company received 8,813,252 common share purchase warrants of Calibre for no additional consideration. The warrants, along with the convertible note, were effectively extinguished upon closing of the Acquisition.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

3.    CALIBRE ACQUISITION (CONTINUED)
The Calibre Acquisition was accounted for as a business combination. The acquisition-date fair value of the consideration transferred consisted of the following:

Share consideration(1)	$1,888,025
Option consideration(2)	39,663
Settlement of pre-existing convertible notes receivable and warrants(3)	41,386
Total consideration transferred	$1,969,074
(1)    The fair value of the 302.8 million common shares issued to previous Calibre shareholders was determined based on the Company’s quoted common share price of C$8.46 per share on the acquisition date.
(2)    The fair value of the 9.9 million replacement stock options issued was determined using the Black-Scholes option pricing model with the following weighted average inputs: exercise price C$4.04, share price of C$8.46, expected volatility of 51.9%, expected life of 2.55, dividend yield of 0%, and discount rate of 2.6%.
(3)    The fair value of the convertible notes settled was determined using a convertible debt valuation model which considered the contractual terms of the 2025 Convertible Notes and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
In accordance with the acquisition method, the total consideration transferred was allocated to the identifiable assets acquired and liabilities assumed, based on their acquisition-date fair values. The following table summarizes the recognized amounts of the assets acquired and liabilities assumed as of the acquisition date, certain of which have been measured on a provisional basis.

Assets (liabilities)
Cash and cash equivalents	$193,107
Trade and other receivables	31,573
Inventories(1)(6)	177,990
Restricted cash	11,616
Mineral properties, plant and equipment(6)	2,853,622
Other assets	15,339
Accounts payable and accrued liabilities	(186,159)
Loans and borrowings(2)	(340,180)
Deferred revenue(3)	(50,454)
Derivative liabilities(4)	(21,997)
Reclamation and closure cost provisions(6)	(88,005)
Deferred income tax liabilities(6)	(503,047)
Other liabilities(5)	(124,331)
Fair value of net assets acquired	$1,969,074
(1)    Of the total fair value of $178.0 million for inventories acquired, $131.3 million and $46.7 million was included in current inventories and non-current inventories, respectively.
(2)    Loans and borrowings assumed on acquisition mainly relate to the secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP (“Sprott”) (the “Sprott Loan”) (note 8(b)) and the debt host component of the outstanding 2025 Convertible Notes (note 8(d)). The fair value of the 2025 Convertible Notes assumed exclude the 2025 Convertible Notes that were issued to the Company and effectively settled on the acquisition date.
(3)    The deferred revenue assumed on acquisition relates to a gold prepay arrangement under which the Company must deliver 2,500 ounces of gold per month until December 2025 (note 9(d)).
(4)    The derivative liabilities assumed on acquisition mainly relate to the conversion option component of the 2025 Convertible Notes and Calibre warrants issued to parties other than the Company and are denominated in CAD (note 8(d)).
(5)    Other liabilities include obligations under an equipment financing facility. Of the total fair value of $83.4 million for obligations assumed under the equipment financing facility, $14.9 million and $68.5 million was classified as current and non-current, respectively.
(6)    At June 30, 2025, the fair values of inventories, mineral properties, plant and equipment, reclamation and closure cost provisions, deferred income tax liabilities and lease liabilities and identification of contingent liabilities were determined on a provisional basis and are subject to change, pending completion of the valuation process. If new information is obtained during the measurement period about facts and circumstances that existed as of the acquisition date and that would have affected the recognition and measurement of the assets acquired and liabilities assumed as of the acquisition date, the provisional amounts recognized will be retrospectively adjusted. The measurement period ends when the Company obtains the necessary information it was seeking about facts and circumstances that existed at the acquisition date, or determines that more information is not available, and must not exceed one year from the acquisition date.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

3.    CALIBRE ACQUISITION (CONTINUED)
The fair value measurement of the assets acquired and liabilities assumed requires management to make certain judgements and estimates taking into account information available at the time of acquisition about future events, including, but not limited to, estimates of production based on current estimates of mineral reserves and resources acquired, future operating costs and capital expenditures, future metal prices, foreign exchange rates, and tax rates. The Company engaged an independent valuation specialist to assist with determination of the fair values of certain assets acquired and liabilities assumed.
For purposes of the preliminary purchase price allocation at June 30, 2025, the fair value of mineral properties was estimated based on the residual amount between the total fair value of consideration transferred and the fair values of assets acquired, excluding mineral properties, and liabilities assumed. During the measurement period, the Company expects to estimate the fair value of mineral properties using a discounted cash flow model for mineral reserves and an in-situ value for unmodelled mineral resources. Significant inputs expected to be used in determining the fair value of mineral properties include estimates of the appropriate discount rate, foreign exchange rates, future gold prices, production based on current estimates of mineral reserves, and future operating and capital expenditures.
Transaction costs incurred in respect to the Calibre Acquisition totaling $8.7 million were expensed and presented as professional fees within general and administration expense.
Consolidated revenue for the three and six months ended June 30, 2025 includes the revenue and net income of Calibre since the acquisition date in the amount of $3.6 million and $0.7 million, respectively. Had the Acquisition occurred on January 1, 2025, proforma unaudited consolidated revenue and net income for the six months ended June 30, 2025 would have been approximately $1,326.7 million and $18.5 million, respectively.
4.    MARKETABLE SECURITIES
At December 31, 2024, the Company’s investment in Versamet Royalties Corporation (“Versamet”) was included in other non-current assets as the common shares of Versamet held by the Company were not publicly traded and accordingly not expected to be realized within twelve months after the reporting date. On May 20, 2025, the common shares of Versamet commenced trading on a public stock exchange. Pursuant to an escrow agreement in connection with the listing of the common shares of Versamet, the common shares held by the Company were deposited into escrow. Under the terms of the escrow agreement, 10% of the common shares deposited were released from escrow on May 20, 2025, with 15% of the deposited shares being released from escrow every six months thereafter and any remaining escrowed shares released on May 20, 2028.
At June 30, 2025, the total carrying amount of the Company’s investment in Versamet was $44.4 million, of which $17.8 million was classified as current and included in marketable securities, and $26.6 million was included in other non-current assets (December 31, 2024 – $32.3 million included in other non-current assets). During the three and six months ended June 30, 2025, the Company recognized a total gain of $12.1 million in other comprehensive income on remeasurement of the fair value of its investment in Versamet (2024 – nil).
5.    TRADE AND OTHER RECEIVABLES

	Note	June 30, 2025	December 31, 2024
Trade receivables		$11,849	$3,943
VAT receivables		46,478	41,808
Income taxes receivable		4,358	5,275
Other receivables		20,522	19,009
		$83,207	$70,035

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

6.    INVENTORIES

	June 30, 2025	December 31, 2024
Heap leach ore	$402,457	$467,719
Stockpiled ore	176,062	109,762
Work-in-process	69,872	29,454
Finished goods	15,783	14,895
Supplies	136,739	72,813
Total inventories	$800,913	$694,643

Classified and presented as:
Current	$439,392	$417,541
Non-current(1)	361,521	277,102
	$800,913	$694,643
(1)    Non-current inventories at June 30, 2025 relate primarily to heap leach ore at Mesquite, Castle Mountain and Pan (December 31, 2024 – heap leach ore at Mesquite and Castle Mountain).
At June 30, 2025, the Company’s total provision for obsolete and slow-moving supplies inventories was $6.6 million (December 31, 2024 – $9.7 million).
During the three and six months ended June 30, 2025, the Company recognized within cost of sales $7.0 million and $35.6 million, respectively, in write-downs of inventories to net realizable value primarily relating to heap leach ore at Los Filos (three months ended June 30, 2024 – a net reversal of $2.5 million in write-downs mainly relating to heap leach ore at Castle Mountain and Los Filos, partially offset by a write-down of work-in-process inventories at Santa Luz; six months ended June 30, 2024 - $3.0 million in write-downs relating to work-in-process inventories at Santa Luz and heap leach ore at Los Filos).
The write-down of heap leach ore at Los Filos was determined using longer term gold prices as a result of the change in expected timing of recovery of the remaining ounces. Due to the indefinite suspension of operations at Los Filos, the remaining ounces on the heap leach are no longer held for sale in the ordinary course of business or in the process of production for such sale and, accordingly, the carrying amount of $98.7 million was reclassified to other non-current assets during the three months ended June 30, 2025.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

7.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Note	Mineral properties	Plant and equipment	Construction- in-progress	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2024		$4,330,703	$1,886,383	$212,260	$57,171	$6,486,517
Acquired in Calibre Acquisition	3	1,661,386	266,400	728,585	197,251	2,853,622
Additions(1)		78,235	105,332	25,075	2,207	210,849
Transfers		105,944	36,602	(142,546)	—	—
Disposals		—	(7,121)	—	—	(7,121)
Change in reclamation and closure cost asset		28,774	—	31	—	28,805
Balance – June 30, 2025		$6,205,042	$2,287,596	$823,405	$256,629	$9,572,672

Accumulated depreciation and depletion
Balance – December 31, 2024		$555,350	$366,454	$—	$—	$921,804
Depreciation and depletion		130,916	105,723	—	—	236,639
Disposals		—	(5,013)	—	—	(5,013)
Balance – June 30, 2025		$686,266	$467,164	$—	$—	$1,153,430
Net book value
At December 31, 2024		$3,775,353	$1,519,929	$212,260	$57,171	$5,564,713
At June 30, 2025		$5,518,776	$1,820,432	$823,405	$256,629	$8,419,242
(1)Additions for the six months ended June 30, 2025 include the following non-cash additions: $24.2 million in additions to right-of-use assets included in plant and equipment and $4.8 million and $0.7 million of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. In addition, $1.1 million of borrowing costs incurred were capitalized to construction-in-progress.
(a)Impairment indicator
The Company had been renegotiating its land access agreements with the three communities where Los Filos is located. New agreements were signed with two of the communities during the three months ended March 31, 2025 and ratifed on June 30, 2025. On March 31, 2025, the Company’s land access agreement with the third community expired and the Company announced on April 1, 2025 that operations at Los Filos had been indefinitely suspended. The expiration of the land access agreement with the third community and announcement of suspension of operations were determined to be an indicator of impairment and accordingly, the Company estimated the recoverable amount of the Los Filos cash generating unit (“CGU”) and performed an impairment test as at March 31, 2025. The recoverable amount of the Los Filos CGU, being its fair value less costs of disposal (“FVLCOD”), was calculated based on an in-situ value for mineral reserves and mineral resources. As the FVLCOD calculated was more than the carrying amount of the Los Filos CGU, the Company concluded that no impairment loss was required to be recognized. In estimating the FVLCOD, significant estimates and assumptions were made relating to the in-situ value for mineral reserves and mineral resources. The in-situ value per ounce was estimated by reference to comparable market transactions. These estimates and assumptions are subject to risk and uncertainty. Changes in these estimates can result in the recognition of future impairment losses. There was no change in the Company’s assessment during the three months ended June 30, 2025.
(b)Royalty arrangements
As part of the Calibre Acquisition (note 3), the Company assumed the following arrangements:

Mineral property	Royalty arrangements
Pan	2.5% - 4% sliding net smelter return (“NSR”) based on gross production, 2% - 6% sliding scale NSR based on gold price, 0.5% NSR based on production
Nicaragua	1.5% NSR, 2% NSR, 3% NSR
Valentine	2% NSR, 3% NSR

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

8.    LOANS AND BORROWINGS

	Note	June 30, 2025	December 31, 2024
Credit facility	8(a)	$1,169,387	$1,080,557
Sprott Loan	3, 8(b)	308,920	—
2020 convertible notes	8(c)	138,206	135,592
2023 convertible notes		135,948	131,682
2025 Convertible Notes	3, 8(d)	22,499	—
Other		5,365	—
Total loans and borrowings		$1,780,325	$1,347,831

Classified and presented as:
Current(1)		$220,312	$135,592
Non-current		1,560,013	1,212,239
		$1,780,325	$1,347,831
(1)The current portion of loans and borrowings at June 30, 2025 represents the outstanding principal under the 2020 convertible notes issued in March 2020 (the “2020 Convertible Notes”), the debt host component of the 2025 Convertible Notes, and the current portion of the Sprott Loan and other borrowings.
The following is a reconciliation of the changes in the carrying amount of loans and borrowings during the six months ended June 30, 2025 and 2024 to cash flows arising from financing activities:

	Note	2025	2024
Balance – beginning of period, including accrued interest		$1,349,582	$927,551
Financing cash flows:
Draw down on credit facility	8(a)	85,000	560,000
Interest paid		(57,161)	(44,674)
Repayment of loans and borrowings		(874)
Transaction costs		(3,000)	(7,645)
Other changes:
Assumed on Calibre Acquisition	3	340,180	—
Interest and accretion expense		68,305	54,436
Extinguishment of convertible notes		—	(266,241)
Recognition of new convertible notes		—	259,306
Gain on non-substantial modification of debt		—	(3,686)
Balance – end of period, including accrued interest		1,782,032	1,479,047
Less: accrued interest(1)		(1,707)	(2,685)
Balance – end of period, excluding accrued interest		$1,780,325	$1,476,362
(1)    Included in accounts payable and accrued liabilities.
(a)Credit facility
On February 28, 2025, the Company drew down $40.0 million on its $700 million revolving credit facility with a syndicate of lenders (the “Revolving Facility”). On April 14, 2025, the Company drew down $45.0 million on the Revolving Facility. At June 30, 2025, there was $19.6 million undrawn on the Revolving Facility.
The Company’s credit facility, which consists of the Revolving Facility and a $500 million term loan (the “Term Loan”) (collectively referred to as the “Credit Facility”) is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, including the Company’s equity interest in Calibre, but excluding the assets owned by Calibre.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

8.    LOANS AND BORROWINGS (CONTINUED)
(a)Credit facility (continued)
The Credit Facility is subject to standard conditions and covenants, including financial covenants which are calculated as at the last day of each fiscal quarter. At June 30, 2025, the Company was in compliance with the applicable covenants.
Subsequent to June 30, 2025, the Company amended certain terms of its Credit Facility. The amended terms included an extended maturity date on the Revolving Facility from July 28, 2026 to July 31, 2029, an extended maturity date on the Term Loan from May 13, 2027 to July 31, 2029, an increase in the Revolving Facility principal amount from $700 million to $850 million, and an increase in the accordion feature from $100 million to $350 million (of which $200 million may only be accessed after the Term Loan has been repaid in full and cancelled). The amended terms included amendments to certain financial covenants, including a reduction to its interest coverage ratio and the elimination of minimum liquidity and minimum tangible net worth covenants.
(b)Sprott Loan
As part of the Calibre Acquisition (note 3), the Company assumed the Sprott Loan which was previously obtained by Calibre for the financing of the development of Valentine. On acquisition, the Sprott Loan had a principal amount of $285.4 million. At June 30, 2025, the principal amount outstanding under the Sprott Loan was $286.3 million, which includes $0.9 million of accrued interest capitalized and added to the outstanding principal amount during the period from June 17, 2025 to June 30, 2025.
The Sprott Loan matures on December 31, 2027. After June 30, 2027, but before September 30, 2027, the Company has an option to extend the maturity of the Sprott Loan to June 30, 2028, subject to an extension fee. During the period from June 17, 2025 to June 30, 2025, the Company and Sprott amended several terms of the Sprott Loan, including terms relating to the timing and amounts of repayments, prepayment terms, and financial covenants (the “June 2025 Amendments”). Based on the amended terms, 50% of the outstanding principal on December 31, 2025 (the “December 2025 Principal”) is to be repaid through nine unequal quarterly repayments, commencing on December 31, 2025. The remaining 50% of the December 2025 Principal is due on the maturity date. Subject to certain conditions, the Company may elect to defer up to two non-consecutive principal repayments. This election does not apply to a bullet payment on maturity. Each deferred repayment will then be added pro rata to the remaining principal repayments. If the maturity date of the Sprott Loan is extended to June 30, 2028, the repayment originally scheduled on December 31, 2027 would be adjusted to 10% of the December 2025 Principal, with the remaining 40% due on the amended maturity date.
The Company has the option on or before June 30, 2026 to repay the outstanding balance under the Sprott Loan in full. After June 30, 2026, the Company has the option to prepay the outstanding balance under the Sprott Loan in full or in part. Under the amended terms, if the Company prepays the Sprott Loan in full on or prior to June 30, 2026, an additional amount would be payable by the Company equal to the interest that would have been accrued on the amount prepaid from the date of such prepayment to June 30, 2026. There is no such additional amount payable if the Sprott Loan is prepaid after June 30, 2026.
The Sprott Loan, which was initially measured at fair value on the date of the Calibre Acquisition, is subsequently measured at amortized cost. The June 2025 Amendments were accounted for as a non-substantial modification. Transaction costs incurred in connection with the June 2025 Amendments will be amortized over the remaining term of the Sprott Loan.
The Sprott Loan is subject to interest at 7.0% plus the greater of (i) the 3-month term secured overnight financing rate (“SOFR”) plus 0.26161%, or (ii) 2.5% per annum. Interest accrued subsequent to June 30, 2025 is payable quarterly in cash, commencing on September 30, 2025. In addition, the Company must make an additional payment of $27.2 million, payable in monthly instalments of $0.4 million commencing on July 31, 2025. The remaining balance of the additional payment is due on maturity. If the Company prepays the Sprott Loan in full, the Company shall pay the remaining balance of the additional payment in full at the time of prepayment.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

8.    LOANS AND BORROWINGS (CONTINUED)
(b)Sprott Loan (continued)
The Sprott Loan is secured by a first-ranking security interest over all properties and assets of Marathon.
The Sprott Loan is subject to standard conditions and covenants. To maintain the classification of the liability as non-current, Marathon, as the borrower, is required to comply with certain covenants which include: (i) a minimum reserve tail ratio calculated as the ratio of (a) the remaining gold ounces contained in Valentine’s proven and probable reserves from the maturity date through to the end of the mine life to (b) a contractually specified amount of gold; (ii) a minimum balance of unrestricted cash and investments; and (iii) a minimum working capital ratio after December 31, 2025. In addition, Calibre and the Company, as the guarantors, must comply with certain covenants which include, as applicable: (i) a maximum debt to equity ratio; (ii) a minimum unrestricted cash balance; (iii) a minimum working capital ratio after December 31, 2025; (iv) a maximum Total Net Leverage Ratio; and (v) a minimum Interest Coverage Ratio. The above financial covenants are calculated as at the last day of each fiscal quarter. At June 30, 2025, Marathon, Calibre and the Company were in compliance with the applicable covenants.
(c)2020 Convertible Notes
The 2020 Convertible Notes are subject to covenants, including maintenance of certain debt to earnings ratios. At June 30, 2025, the Company was in compliance with these covenants.
(d)2025 Convertible Notes
As part of the Calibre Acquisition (note 3), the Company assumed the 2025 Convertible Notes issued by Calibre in March 2025 to parties other than the Company. The assumed 2025 Convertible Notes are denominated in CAD with a principal amount of C$49.7 million ($34.3 million) as of the acquisition date. The 2025 Convertible Notes are unsecured, mature on March 4, 2030 and bear interest at 5.5% per annum, payable quarterly in arrears. At any time prior to maturity, the 2025 Convertible Notes are convertible at the holder’s option into common shares of the Company at a conversion price of C$12.14 per common share.
In the event of a change of control of the Company, the holders of the 2025 Convertible Notes may require the Company to, within 30 days following the change of control, repay the 2025 Convertible Notes at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest on the redemption date. The Company may also, upon such change of control, prepay any portion of the principal amount outstanding using the same redemption formula as described above on the principal amount being repaid.
The 2025 Convertible Notes are hybrid financial instruments consisting of a debt host financial liability and an embedded conversion option derivative liability. As the exercise price of the conversion option is denominated in CAD, the Company will receive a variable amount of cash in terms of the Company’s US dollar functional currency in exchange for a fixed amount of shares upon exercise of the conversion option by the holders.
Accordingly, the conversion option is accounted for as a derivative measured at fair value through profit of loss, with changes in fair value recognized in other income or expense. Of the fair value of $34.0 million for the 2025 Convertible Notes on initial recognition, $11.4 million was allocated to the conversion option derivative liability and the residual amount of $22.6 million was allocated to the debt host component included in loans and borrowings. The amount allocated to the debt host component is subsequently measured at amortized cost and will be increased to the face value of the 2025 Convertible Notes over the term to maturity using an effective interest rate of 17.4%.
As the holder of the conversion option can exercise the option at any time and the Company does not have the right to defer settlement of the 2025 Convertible Notes on exercise of the conversion option, both the conversion option and the debt host components of the 2025 Convertible Notes are classified as current financial liabilities.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

9.    DEFERRED REVENUE
The following table summarizes the changes in the carrying amount of deferred revenue during the six months ended June 30, 2025:

	Note	Stream arrangement (note 9(a))	Gold prepay transactions (note 9(b))	Gold purchase and sale arrangement (note 9(c))	Other gold prepay arrangement (note 9(d))	Total
Balance – December 31, 2024		$136,343	$174,042	$72,667	$—	$383,052
Assumed on Calibre Acquisition	3	—	—	—	50,454	50,454
Gold delivered		(3,575)	(34,003)	(5,671)	—	(43,249)
Accretion expense		1,056	7,694	3,771	29	12,550
Balance – June 30, 2025		$133,824	$147,733	$70,767	$50,483	$402,807

					June 30, 2025	December 31, 2024
Classified and presented as:
Current(1)					$199,921	$116,334
Non-current					202,886	266,718
					$402,807	$383,052
(1)    The current portion of deferred revenue is based on the amounts of gold expected to be delivered within twelve months of the reporting date.
(a)Stream arrangement
During the three and six months ended June 30, 2025, the Company delivered 1,172 and 2,346 gold ounces, respectively (2024 – nil) under the stream arrangement it assumed as part of the Greenstone Acquisition. The Company received an average cash consideration of $654 and $611 per ounce for the three and six months ended June 30, 2025, respectively (2024 – nil), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and six months ended June 30, 2025, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $2.6 million and $5.0 million, respectively (2024 – nil).
(b)Gold prepay transactions
During the three and six months ended June 30, 2025, the Company delivered 11,606 and 15,474 gold ounces, respectively, (2024 – nil) under the gold prepay transactions with certain of its lenders (the “Gold Prepay Transactions”), of which 4,661 and 6,215 gold ounces, respectively, (2024 – nil) were made on a spot price basis. For the three and six months ended June 30, 2025, the Company received an average consideration of $1,130 and $1,087 per ounce, respectively, (2024 – nil) sold on a spot price basis, representing the difference between the spot gold price at the time of delivery and the fixed price in accordance with the contracts. Total revenue recognized during the three and six months ended June 30, 2025, which consists of the consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $30.8 million and $40.8 million, respectively (2024 – nil).
(c)Gold purchase and sale arrangement
During the three and six months ended June 30, 2025, the Company delivered 1,500 and 3,000 gold ounces, respectively (three and six months ended June 30, 2024 – 1,500 and 3,000 gold ounces, respectively) under the gold purchase and sale arrangement with Versamet. The Company received an average cash consideration of $655 and $613 per ounce for the three and six months ended June 30, 2025, respectively (three and six months ended June 30, 2024 – $469 and $441 per ounces, respectively), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and six months ended June 30, 2025, which consists of the cash consideration received on delivery and the portion of the deferred revenue obligation satisfied, amounted to $3.8 million and $7.5 million, respectively (three and six months ended June 30, 2024 – $3.5 million and $7.0 million, respectively).

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

9.    DEFERRED REVENUE (CONTINUED)
(d)Other gold prepay arrangement
As part of the Calibre Acquisition (note 3), the Company assumed the obligation under a gold prepay arrangement under which the Company must deliver 2,500 gold ounces per month until December 2025 for no additional consideration. In addition to the gold deliveries, the Company will pay interest equal to the 1-month SOFR plus 4.5% per annum on a monthly basis.
The gold prepay arrangement is accounted for as a contract with a customer. No gold ounces were delivered by the Company under the gold prepay arrangement from June 17, 2025 to June 30, 2025.
10.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets at June 30, 2025 and December 31, 2024:

	Note	June 30, 2025	December 31, 2024
Foreign exchange contracts	10(a)(i)	$10,613	$—
Other		2,373	81
		$12,986	$81

Classified and presented as:
Current(1)		$11,121	$—
Non-current(2)		1,865	81
		$12,986	$81
(1)    Included in other current assets
(2)    Included in other non-current assets.
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in CAD, Brazilian Réal (“BRL”), and Mexican Pesos (“MXN”). At June 30, 2025, the Company had in place USD:CAD, USD:BRL, and USD:MXN put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
CAD	$215,000	$8,000	1.34	1.42
BRL	306,000	24,000	5.61	6.19
MXN	74,000	—	18.23	20.94

The following table summarizes the changes in the carrying amount of the foreign exchange contracts during the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net asset (liability) – beginning of period	$(19,956)	$(287)	$(54,280)	$18,072
Settlements	(1,051)	228	2,608	(14,095)
Change in fair value	31,290	(19,494)	61,955	(23,530)
Net asset (liability) – end of period	$10,283	$(19,553)	$10,283	$(19,553)

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(i)Foreign exchange contracts (continued)
The fair value of the foreign exchange contracts outstanding at June 30, 2025 and December 31, 2024 is presented as follows:

	2025	2024
Net asset (liability) presented as:
Current derivative assets	$9,614	$—
Non-current derivative assets	999	—
Current derivative liabilities	(247)	(47,792)
Non-current derivative liabilities	(83)	(6,488)
	$10,283	$(54,280)
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at June 30, 2025 and December 31, 2024:

	Note	June 30, 2025	December 31, 2024
Foreign exchange contracts	10(a)(i)	$330	$54,280
Gold contracts	10(b)(i)	36,925	20,501
Greenstone contingent consideration	10(b)(ii)	107,288	86,223
2025 Convertible Notes conversion option	8(d)	11,342	—
Other		10,550	1,931
		$166,435	$162,935

Classified and presented as:
Current		$117,232	$116,563
Non-current		49,203	46,372
		$166,435	$162,935
(i)Gold contracts
At June 30, 2025, the Company had 39,996 total notional ounces remaining under its outstanding gold collar contracts to be settled within 12 months of the reporting date with a weighted average put and call strike price of $2,100 and $3,487, respectively.
At June 30, 2025, the Company also had financial swap agreements for gold bullion outstanding that were entered into in March 2023 and June 2023, as amended in October 2024, in connection with certain of the Gold Prepay Transactions (note 9(b)). Under the swap agreements, which are cash-settled, the Company receives a weighted average price of $2,204 per ounce in exchange for paying the spot price for 34,919 total notional ounces over the period from March 2025 to September 2026.
The following table summarizes the changes in the carrying amount of the gold contracts during the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Liability – beginning of period	$47,569	$14,580	$20,501	$4,009
Settlements	(23,984)	(8,846)	(27,685)	(9,836)
Change in fair value	13,340	8,654	44,109	20,215
Liability – end of period	$36,925	$14,388	$36,925	$14,388

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Gold contracts (continued)
The fair value of the gold contracts outstanding at June 30, 2025 and December 31, 2024 is presented as follows:

	2025	2024
Current derivative liabilities	$29,266	$9,871
Non-current derivative liabilities	7,659	10,630
	$36,925	$20,501
(ii)Greenstone contingent consideration
At June 30, 2025, the Company had a contingent payment obligation to deliver 11,111 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon reaching each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces at Greenstone (the “Greenstone Contingent Consideration”).
The following table summarizes the changes in the carrying amount of the Greenstone Contingent Consideration during the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Balance – beginning of period	$101,187	$12,360	$86,223	$11,279
Assumed on Greenstone Acquisition	—	51,698	—	51,698
Change in fair value	6,101	11,666	21,065	12,747
Balance – end of period	$107,288	$75,724	$107,288	$75,724
The fair value of the Greenstone Contingent Consideration at June 30, 2025 and December 31, 2024 is presented as follows:

	2025	2024
Current derivative liabilities	$71,898	$57,839
Non-current derivative liabilities	35,390	28,384
	$107,288	$86,223
11.    OTHER CURRENT LIABILITIES

	June 30, 2025	December 31, 2024
Current portion of lease liabilities	$31,117	$19,832
Current portion of reclamation and closure cost provisions	30,903	11,972
Current portion of equipment financing facility	34,045	16,005
Other current liabilities	7,484	4,349
	$103,549	$52,158

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

12.    RECLAMATION AND CLOSURE COST PROVISIONS

	Note	Canada	USA	Nicaragua	Brazil	Mexico	Total
Balance – December 31, 2024		$44,482	$35,666	$—	$39,198	$22,800	142,146
Assumed on Calibre Acquisition	3	17,745	16,751	53,509	—	—	88,005
Accretion		755	797	96	1,494	1,473	4,615
Change in estimates		18,079	974	—	(804)	10,351	28,600
Reclamation expenditures		(916)	—	(44)	(769)	—	(1,729)
Foreign exchange loss		3,088	—	—	5,280	2,530	10,898
Balance – June 30, 2025		$83,233	$54,188	$53,561	$44,399	$37,154	$272,535

At June 30						2025	2024
Classified and presented as:
Current(1)						$30,903	$11,972
Non-current						241,632	130,174
Total reclamation and closure cost provisions						$272,535	$142,146
(1)Included in other current liabilities
The Company’s reclamation and closure cost provisions at June 30, 2025 were calculated as the present value of the expected future cash flows estimated using inflation rates of 2.0% to 4.4% (December 31, 2024 – 2.0% to 4.1%) and discount rates of 2.6% to 9.7% (December 31, 2024 – 3.0% to 10.6%) depending on the region in which the costs will be incurred. At June 30, 2025, the total undiscounted expected future cash flows of the Company’s reclamation and closure cost provisions were $368.3 million (December 31, 2024 – $225.4 million).
The Company is required to post security for reclamation and closure costs for certain of its mineral properties. At June 30, 2025, the Company had met its security requirements in the form of bonds posted through surety underwriters totaling $149.7 million (December 31, 2024 – $90.3 million).
13.    OTHER NON-CURRENT LIABILITIES

	Note	June 30, 2025	December 31, 2024
Lease liabilities		$81,838	$60,533
Equipment financing facility		159,211	85,858
Provision for legal matters		10,198	6,395
Cash-settled share-based payments		4,110	5,371
Other non-current liabilities		31,246	13,320
		$286,603	$171,477
As part of the Calibre Acquisition (note 3), the Company assumed an equipment financing facility which provides Valentine with financing for 90% of the cost of new mobile equipment for use in the construction and development of the Valentine Mine until December 31, 2025. The facility’s total available financing amount is $135.0 million. Amounts drawn are subject to fixed interest rates determined at the time of draw based on the 3-month SOFR and a margin of 4.20%. Amounts drawn under the facility are repayable quarterly over a period of four to six years, with payments commencing upon commissioning of the units. At June 30, 2025, there was $26.0 million available to the Company under the facility.
The carrying amount of the facility, excluding accrued interest, at June 30, 2025 was $86.7 million, of which $15.3 million is included in other current liabilities and $71.3 million is included in other non-current liabilities.
14.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
On June 17, 2025, the Company issued 302.8 million common shares to previous Calibre shareholders as consideration for the Calibre Acquisition with a total fair value of $1,888.0 million (note 3).
The Company also issued 0.9 million common shares on exercise of stock options and settlement of restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) during the six months ended June 30, 2025 (2024 – 1.2 million).

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

14.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share-based compensation plans
(i)Equity-settled RSUs and pRSUs
During the six months ended June 30, 2025, the Company granted 1.3 million equity-settled RSUs to directors, officers and employees and 0.4 million equity-settled pRSUs to officers and employees with a weighted average grant date fair value of $5.83 per unit granted. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period.
(ii)Cash-settled RSUs
During the six months ended June 30, 2025, the Company granted 0.7 million cash-settled RSUs to certain employees with a weighted average grant date fair value of $5.82 per unit granted. The RSUs granted vest over a period of three years.
(iii)Stock options
In connection with the Calibre Acquisition (note 3), the Company issued 9.9 million replacement stock options with a weighted average exercise price of C$4.04 and weighted average remaining contractual life of 2.43 years.
15.    OPERATING EXPENSE
Operating expense during the three and six months ended June 30, 2025 and 2024 consists of the following expenses by nature:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Raw materials and consumables	$81,790	$82,463	$164,456	$148,925
Salaries and employee benefits(1)	43,971	43,161	101,335	81,148
Contractors	72,310	60,422	138,126	105,978
Repairs and maintenance	18,861	18,625	37,946	34,428
Site administration	19,787	24,094	49,617	55,516
Royalties	13,545	5,104	23,959	11,235
	250,264	233,869	515,439	437,230
Change in inventories	(20,599)	(29,822)	6,803	(49,415)
Total operating expense	$229,665	$204,047	$522,242	$387,815
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three and six months ended June 30, 2025, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, was $65.2 million and $137.2 million, respectively (2024 – $48.9 million and $93.1 million, respectively).
16.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and six months ended June 30, 2025 and 2024 consists of the following expenses by nature:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries and employee benefits	$9,825	$5,031	$16,211	$10,515
Professional fees	8,968	2,825	13,796	5,959
Share-based compensation	4,059	2,582	7,778	5,939
Office and other expenses	2,619	2,031	5,261	3,967
Depreciation	119	187	242	417
Total general and administration expense	$25,590	$12,656	$43,288	$26,797

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

17.    OTHER (EXPENSE) INCOME
Other (expense) income during the three and six months ended June 30, 2025 and 2024 consists of the following:

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Change in fair value of foreign exchange contracts	10(a), 10(b)	$31,290	$(19,494)	$61,955	$(23,530)
Change in fair value of gold contracts	10(b)(i)	(13,340)	(8,654)	(44,109)	(20,215)
Change in fair value of Greenstone Contingent Consideration	10(b)(ii)	(6,101)	(11,666)	(21,065)	(12,747)
Foreign exchange (loss) gain		(12,664)	7,910	(19,836)	8,383
Gain on remeasurement of previously held interest in Greenstone		—	579,817	—	579,817
Gain on reclassification of investment in Versamet		—	5,562	—	5,562
Gain on modification of debt		—	5,383	—	5,383
Other (expense) income		(2,142)	4,851	(2,773)	7,573
Total other (expense) income		$(2,957)	$563,709	$(25,828)	$550,226
18.    NET INCOME (LOSS) PER SHARE
The calculations of basic and diluted net income (loss) per share (“EPS”) for the three and six months ended June 30, 2025 and 2024 are as follows:

	Three months ended June 30,
	2025			2024
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	499,444,857	$23,845	$0.05	392,453,328	$353,469	$0.90
Dilutive RSUs and pRSUs	5,641,909	—		4,092,585	—
Dilutive warrants	93,762	—
Dilutive convertible notes	—	—		74,807,300	3,258
Dilutive stock options	889,876	—		181,595	—
Diluted EPS	506,070,404	23,845	$0.05	471,534,808	356,727	$0.76

	Six months ended June 30,
	2025			2024
	Weighted average shares outstanding	Net loss	Net loss per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	477,708,754	$(51,634)	$(0.11)	358,221,171	$310,714	$0.87
Dilutive RSUs and pRSUs	—	—		3,907,180	—
Dilutive convertible notes	—	—		73,315,036	5,910
Dilutive stock options	—	—		212,283	—
Diluted EPS	477,708,754	(51,634)	$(0.11)	435,655,670	316,624	$0.73

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

19.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess performance. The Company generally considers each of its mine sites as an operating segment.
The following table presents significant information about the Company’s reportable operating segments as reported to the Company’s CODM:

Three months ended June 30, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone	$166,190	$(76,390)	$(36,226)	$—	$—	$53,574
Mesquite	101,083	(37,725)	(14,447)	—	—	48,911
Pan(1)	3,585	(1,793)	(691)	—	—	1,101
Nicaragua(1)	—	—	—	—	—	—
Aurizona	53,916	(26,789)	(11,664)	(442)	—	15,021
Bahia Complex(2)	95,343	(45,355)	(17,386)	(1,702)	—	30,900
RDM	43,566	(24,279)	(7,480)	—	—	11,807
Valentine(1)	—	—	—	—	—	—
Castle Mountain(3)	6,196	570	46	(165)	(2,876)	3,771
Los Filos(4)	8,761	(17,904)	(1,354)	(497)	(32,380)	(43,374)
Corporate	—	—	—	(1,018)	(25,590)	(26,608)
	$478,640	$(229,665)	$(89,202)	$(3,824)	$(60,846)	$95,103
(1)The above segment information includes the results of Pan, Nicaragua and Valentine from the date of the Calibre Acquisition (note 3).
(2)Fazenda and Santa Luz are both located within the mining district of Bahia State, Brazil, have similar economic characteristics and share management oversight. In March 2025, the Company changed its internal reporting to combine the financial information for Fazenda and Santa Luz into one operating segment for the purposes of making resource allocation decisions and assessing performance.
(3)In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s phase 2 project. Residual heap leach processing and gold production continued through the first half of 2025. Other operating expenses at Castle Mountain for the three months ended June 30, 2025 relate to care and maintenance costs.
(4)On April 1, 2025, the Company announced that operations at Los Filos had been indefinitely suspended following the expiry of its land access agreement with one of the communities where Los Filos is located. Other operating expenses at Los Filos for the three months ended June 30, 2025 relate to care and maintenance costs incurred in connection with the winding down and shut down of operating activities, of which $8.1 million relates to severance costs.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

19.    SEGMENT INFORMATION (CONTINUED)

Three months ended June 30, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone(1)	$23,950	$(17,581)	$(998)	$—	$—	$5,371
Mesquite	41,093	(24,131)	(6,835)	—	—	10,127
Aurizona	17,793	(18,970)	(4,628)	(424)	—	(6,229)
Bahia Complex(2)	65,298	(49,264)	(15,782)	(1,560)	—	(1,308)
RDM	25,545	(17,208)	(2,563)	—	—	5,774
Castle Mountain	14,387	(7,822)	(1,016)	(113)	—	5,436
Los Filos	81,368	(69,071)	(12,359)	(120)	—	(182)
Corporate	—	—	—	(433)	(12,656)	(13,089)
	$269,434	$(204,047)	$(44,181)	$(2,650)	$(12,656)	$5,900
(1)The first gold pour at Greenstone occurred on May 22, 2024 and the mine reached commercial production on November 6, 2024.
(2)The segment information reported for the three months ended June 30, 2024 has been restated to conform with the presentation of Fazenda and Santa Luz as one reportable segment during the current period.

Six months ended June 30, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone	$295,739	$(146,806)	$(70,958)	$—	$—	$77,975
Mesquite	136,560	(59,272)	(19,489)	—	—	57,799
Pan(1)	3,585	(1,793)	(691)	—	—	1,101
Nicaragua(1)	—	—	—	—	—	—
Aurizona	99,017	(53,803)	(24,352)	(889)	—	19,973
Bahia Complex(2)	175,272	(91,161)	(36,391)	(2,490)	—	45,230
RDM	76,554	(47,972)	(22,387)	—	—	6,195
Valentine(1)	—	—	—	—	—	—
Castle Mountain(3)	15,439	(5,412)	(295)	(307)	(3,293)	6,132
Los Filos(4)	100,198	(116,023)	(12,071)	(912)	(41,908)	(70,716)
Corporate	—	—	—	(1,042)	(43,288)	(44,330)
	$902,364	$(522,242)	$(186,634)	$(5,640)	$(88,489)	$99,359
(1)The above segment information includes the results of Pan, Nicaragua and Valentine from the date of the Calibre Acquisition (note 3).
(2)The above segment information reflects the combination of Fazenda and Santa Luz into one operating segment as of March 2025.
(3)Other operating expenses at Castle Mountain for the six months ended June 30, 2025 relate to care and maintenance costs.
(4)Other operating expenses at Los Filos for the six months ended June 30, 2025 relate to care and maintenance costs incurred in connection with the winding down and shut down of operating activities, of which $15.5 million relates to severance costs.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

19.    SEGMENT INFORMATION (CONTINUED)

Six months ended June 30, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone(1)	$23,950	$(17,581)	$(998)	$—	$—	$5,371
Mesquite	90,090	(52,169)	(16,456)	—	—	21,465
Aurizona	68,448	(52,338)	(14,752)	(762)	—	596
Bahia Complex(2)	119,658	(94,956)	(30,667)	(2,473)	—	(8,438)
RDM	48,682	(36,384)	(5,579)	—	—	6,719
Castle Mountain	24,388	(18,692)	(2,200)	(187)	—	3,309
Los Filos	135,536	(115,695)	(19,717)	(241)	—	(117)
Corporate	—	—	—	(1,461)	(26,797)	(28,258)
	$510,752	$(387,815)	$(90,369)	$(5,124)	$(26,797)	$647
(1)The first gold pour at Greenstone occurred on May 22, 2024 and the mine reached commercial production on November 6, 2024.
(2)The segment information reported for the six months ended June 30, 2024 has been restated to conform with the presentation of Fazenda and Santa Luz as one reportable segment during the current period.

	Total assets		Total liabilities
	June 30 2025	December 31 2024	June 30 2025	December 31 2024
Greenstone	$3,854,331	$3,774,047	$(1,209,244)	$(1,136,784)
Mesquite	348,743	319,572	(45,736)	(44,267)
Pan	145,742	—	(30,111)	—
Nicaragua	1,402,410	—	(465,140)	—
Aurizona	372,772	366,953	(75,349)	(64,610)
Bahia Complex(1)	423,421	395,049	(64,551)	(56,988)
RDM	151,501	158,799	(34,373)	(29,633)
Valentine	1,603,169	—	(703,113)	—
Castle Mountain	340,109	333,317	(11,349)	(13,253)
Los Filos	1,047,481	1,162,039	(218,079)	(248,196)
Corporate	331,126	203,819	(1,872,019)	(1,722,312)
	$10,020,805	$6,713,595	$(4,729,064)	$(3,316,043)
(1)The above segment information for the current and comparative periods reflects the combination of Fazenda and Santa Luz into one operating segment, the Bahia Complex.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

19.    SEGMENT INFORMATION (CONTINUED)

	Capital expenditures(1)
Six months ended June 30	2025	2024
Greenstone	$81,829	$184,466
Mesquite	21,802	1,281
Pan	1,004	—
Nicaragua	7,325	—
Aurizona	23,630	21,318
Bahia Complex(2)	37,293	25,515
RDM	11,879	8,548
Valentine	16,900	—
Castle Mountain	2,949	2,964
Los Filos	6,238	29,180
Corporate	—	249
	$210,849	$273,521
(1)Capital expenditures in the above table represent capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statements of cash flows represent capital expenditures on a cash basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the six months ended June 30, 2025 exclude non-cash additions (note 7) and include a increase in accrued expenditures of $15.6 million (2024 – exclude $21.3 million of non-cash additions to right-of-use assets, $5.9 million of capitalized depreciation and depletion, $39.3 million of capitalized borrowing costs, and an increase in accrued expenditures of $13.3 million).
(2)The above segment information for the current and comparative periods reflects the combination of Fazenda and Santa Luz into one operating segment, the Bahia Complex.
20.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three and six months ended June 30, 2025 and 2024 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Decrease in trade and other receivables	$32,284	$452	$9,857	$11,578
Increase in inventories	(28,181)	(47,711)	(3,715)	(72,212)
(Increase) decrease in prepaid expenses and other current assets	(135)	(19,233)	7,373	(17,859)
Increase (decrease) in accounts payable and accrued liabilities	2,971	(6,271)	(25,396)	(24,087)
Changes in non-cash working capital	$6,939	$(72,763)	$(11,881)	$(102,580)
21.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

21.    FAIR VALUE MEASUREMENTS (CONTINUED)
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At June 30, 2025	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$23,823	$—	$—	$23,823
Derivative assets(1)	—	10,698	2,288	12,986
Other financial assets(2)	26,639	27,459	—	54,098
Derivative liabilities(1)	—	(59,147)	(107,288)	(166,435)
Net financial assets (liabilities)	$50,462	$(20,990)	$(105,000)	$(75,528)

At December 31, 2024
Marketable securities	$6,142	$—	$—	$6,142
Derivative assets(1)	—	81	—	81
Other financial assets(2)	—	29,094	32,317	61,411
Derivative liabilities(1)	—	(74,781)	(88,154)	(162,935)
Net financial assets (liabilities)	$6,142	$(45,606)	$(55,837)	$(95,301)
(1)Includes current and non-current derivatives (note 10).
(2)Other financial assets measured at fair value at June 30, 2025 and December 31, 2024 relate to the convertible note receivable from Bear Creek Mining Corporation (“Bear Creek”) (the “Bear Creek Convertible Note”) and the portion of the investment in Versamet included in other non-current assets (note 4).
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities. The fair value of the investment in Versamet included in marketable securities and other non-current assets at June 30, 2025 is based on the quoted market price of the common shares of Versamet that are freely tradable at such date.
(4)The fair values of certain derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates and the fair values of the Company’s gold contracts are based on forward metal prices.
The fair value of the Bear Creek Convertible Note is determined using a convertible debt valuation model based on the contractual terms of the Bear Creek Convertible Note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument. The fair value of the 2025 Convertible Note conversion option was estimated using a convertible debt valuation model which considered the contractual terms of the 2025 Convertible Note and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the credit risks and interest rate risk associated with the financial instrument.
(5)The fair value of the investment in Versamet at December 31, 2024 is measured using a market approach with reference to the market price of Versamet’s common shares in recent transactions, adjusted to reflect assumptions that market participants would use in pricing the asset, including assumptions about risks, based on available information.
The fair value of the Greenstone Contingent Consideration is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
A transfer of $44.4 million relating to the Investment in Versamet was made from Level 3 to Level 1 within the fair value hierarchy during the six months ended June 30, 2025.
(b)Financial assets and financial liabilities not already measured at fair value
At June 30, 2025 and December 31, 2024, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

21.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value (continued)
The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		June 30, 2025		December 31, 2024
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility(1)	2	$1,169,387	$1,183,857	$1,080,557	$1,106,280
Sprott Loan(1)	2	308,920	311,371	—	—
2020 Convertible Notes(2)	2	138,206	143,559	135,592	144,127
2023 convertible notes(2)	1	135,948	211,037	131,682	188,025
2025 Convertible Notes(3)	2	22,499	22,569	—	—
Equipment financing facilities(4)	2	193,256	196,395	101,862	102,578
(1)The fair values of the Credit Facility (note 8(a)) and Sprott Loan (note 8(b)) are calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(2)The carrying amounts of the 2020 Convertible Notes and 2023 convertible notes issued in September 2023 (the “2023 Convertible Notes”) represent the liability components of the convertible notes (note 8), while the fair values represent the liability and equity components of the convertible notes. The fair value of the 2020 Convertible Notes at June 30, 2025 represents the fair value of the liability component of $138.3 million (December 31, 2024 – $137.0 million) and the fair value of the equity component of $5.2 million (December 31, 2024 – $7.1 million). The fair value of the liability component of the 2020 Convertible Notes is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments. The fair value of the 2023 Convertible Notes is based on the quoted market price of the underlying securities.
(3)The carrying amount and fair value of the 2025 Convertible Notes (note 8(d)) represent the debt host component of the hybrid financial instruments. The fair value is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(4)The fair value of the equipment financing facilities at Greenstone and Valentine (the “Equipment Facilities”) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments. At June 30, 2025, the carrying amount of the Equipment Facilities, excluding accrued interest, was $193.3 million (December 31, 2024 – $101.9 million), of which $34.1 million (December 31, 2024 – $16.0 million) is included in other current liabilities and $159.2 million (December 31, 2024 – $85.9 million) is included in other non-current liabilities.
22.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. During the six months ended June 30, 2025, there were no material changes in the financial risks to which the Company is exposed and the Company’s objectives, policies and processes for managing those risks except as described below.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

22.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments at June 30, 2025:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$360,700	$—	$—	$—	$—	$—	$360,700
Loans and borrowings(1)(4)	337,210	1,324,032	193,723	178,599	37,753	—	2,071,317
Derivative liabilities(2)	29,514	7,742	—	—	—	—	37,256
Lease liabilities(4)	49,966	35,987	25,900	19,334	8,209	24,746	164,142
Other financial liabilities(1)(3)(4)	51,604	52,861	51,977	46,196	35,511	9,605	247,754
Reclamation and closure costs(4)	31,147	23,611	34,048	35,125	17,759	226,637	368,327
Purchase commitments(4)	150,037	16,919	8,449	6,846	6,582	24,082	212,915
Other operating commitments(4)	17,863	3,225	3,225	3,225	3,226	51,600	82,364
Total	$1,028,041	$1,464,377	$317,322	$289,325	$109,040	$336,670	$3,544,775
(1)Amounts included in the above table include principal and interest payments, except accrued interest, which is included in trade payables and accrued liabilities.
(2)Derivative liabilities in the above table represent the fair values of the derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities in the above table include the Equipment Facility.
(4)Amounts included in the above table represent the undiscounted future cash flows.
The Company has a $700.0 million Revolving Facility available for general corporate purposes. At June 30, 2025, there was $19.6 million undrawn on the Revolving Facility (note 8(a)).
The Company’s objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after considering the Company’s holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure.
23.    CONTINGENCIES
At June 30, 2025, the Company had the following outstanding matters:
(a)Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At June 30, 2025, the Company recognized a provision of $10.2 million (December 31, 2024 – $6.4 million) for legal matters which is included in other non-current liabilities.
(b)Tax
The Company’s Nicaraguan subsidiaries have exercised a long-standing legal right to credit paid annual mining taxes against income taxes. However, the Nicaraguan tax authority has advised that it would not apply mining taxes paid by such subsidiaries for the years 2019 to 2024 against income taxes for these years. As a result, $36.6 million, inclusive of interest and penalties, is being claimed by the tax authority as at June 30, 2025. The Company has filed an administrative tax remedy, while also actively engaging in discussions with the tax authority to seek a resolution to this matter. The Company strongly believes that it is entitled to the deductibility of these paid mining taxes against income taxes and does not believe it is probable that a cash outflow for this matter will occur. Accordingly, no amount has been recognized in relation to the amount being claimed by the tax authority.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

23.    CONTINGENCIES (CONTINUED)
(c)Tax (continued)
The Company sold the Mercedes Mine to Bear Creek in 2022 and the agreement governing the sale of the Mercedes Mine included tax indemnity provisions. The Mexican tax authority is currently auditing the Mercedes Mine for the 2016 income tax year. As a final assessment has not been issued to Bear Creek by the Mexican tax authority, the Company determined it did not have a present obligation under the tax indemnity at June 30, 2025. Accordingly, no amount has been recognized as a provision in relation to this matter at June 30, 2025. The amount and timing of any final assessment in the audit is uncertain and may be appealed.
(d)Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a freshwater pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at June 30, 2025 totaling $9.4 million (December 31, 2024 – $8.3 million). The Company has recognized a provision of $2.9 million in relation to the environmental infractions, which is included within other non-current liabilities provision balance of $10.2 million disclosed in note 23(a). In addition, public civil actions have been filed against the Company in the State and Federal courts claiming various damages because of the rain event, and criminal proceedings have been filed against the Company by the Federal public prosecutor. The Company and its advisors believe the public civil actions and criminal proceedings are without merit and it is not probable that a cash outflow for these matters will occur. Accordingly, no amount has been recognized in relation to the public civil actions, and criminal proceedings.
24.    SUBSEQUENT EVENT
On August 7, 2025, the Company entered into an agreement to sell its 100% interest in the Pan Mine, Gold Rock Project and Illipah Project located in Nevada, USA to Minera Alamos Inc. (“Minera Alamos”) (the “Transaction”) for consideration of $115 million payable on closing of the Transaction, composed of:
•$90 million in cash; and
•Equity consideration worth $25 million in the form of Minera Alamos common shares, representing no more than 9.99% pro forma ownership on an issued and outstanding basis.
In the event the equity portion of the consideration represents more than a 9.99% interest in Minera Alamos, the cash payment to the Company will be increased such that the Company does not own more than 9.99% of Minera Alamos shares issued and outstanding at closing.
The Transaction is subject to the receipt of regulatory and stock exchange approvals and other customary closing conditions and is expected to close in the fourth quarter of 2025.